SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: March 2009	Commission File Number: 1-31556
FAIRFAX FINANCIAL HOLDINGS LIMITED
(Name of Registrant)
95 Wellington Street West
Suite 800
Toronto, Ontario
Canada M5J 2N7
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                                                            Form 20-F  ☐                                                 Form 40-F  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE
The Registrant’s audited consolidated financial statements and the notes thereto, including balance sheets as at December 31, 2008 and 2007 and statements of earnings, comprehensive income, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008 and the Registrant’s management’s report on internal control over financial reporting, together with the report of the auditors on these consolidated financial statements and on the effectiveness of internal control over financial reporting and the Registrant’s management’s discussion and analysis for the 2008 consolidated financial statements included on pages 13-15 and 17-155 in the Registrant’s 2008 Annual Report included as Exhibit 1 to this Form 6-K are incorporated by reference into the Registration Statement on Form F-10 (File No. 333-150459) of the Registrant. The consent of PricewaterhouseCoopers LLP to the incorporation by reference of their report is included as Exhibit 2 to this Form 6-K and is incorporated by reference into the Registration Statement on Form F-10
(File No. 333-150459) of the Registrant.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 6, 2009	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice-President, Chief Operating Officer and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	2008 Annual Report

2	Consent of PricewaterhouseCoopers LLP